FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

March 21, 2013

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is March 21, 2013. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change

The Issuer reports that they have entered into a letter of intent to secure a lease arrangement for the tansload facility, Mackenzie, British Columbia and, that they have entered Into transload operating discussions with Navcor.

Item 5.	Full Description of Material Change

The Issuer reports that that its subsidiary, Cardero Coal Ltd. (“Cardero Coal”) has signed a non-binding letter of intent (“LOI”) with Conifex Timber Inc. (“Conifex”) with respect to a proposed lease of land located within the Industrial Zone at Mackenzie, BC. Cardero Coal intends to develop the site as a metallurgical coal transload facility, which would handle all aspects of coal transfer from barge to rail (“Transload Facility”). Cardero Coal has also entered into discussions with Navcor Inc. (“Navcor”), a wholly-owned subsidiary of Conifex, to negotiate a Transload Operating Agreement for the planned Transload Facility.

Transload Facility

Cardero Coal plans to transport metallurgical coal from the Carbon Creek mine site to the Ridley Terminals Inc. facility (Figure 1) at Prince Rupert (“Ridley”), using a combination of barge and rail transportation. The Transload Facility will be the interface between the two forms of transportation, consisting of a barge docking system, through which metallurgical coal will be unloaded from a barge, and a railcar loading system, through which the coal will be loaded onto empty rail cars for transportation to Ridley. At full production, it is presently envisioned that the Transload Facility will be capable of handling up to 5 million tonnes per annum. The initial lease term will be 20 years, ultimately renewable to 40 years.

Operating Contract

Cardero Coal is presently in discussions with Navcor with the aim of finalizing a Transload Operating Agreement for the Transload Facility. Navcor has considerable expertise and experience in transportation of bulk commodities. It is currently envisioned that Navcor will have a role in the operation of both the Transload Facility and the management of CN Rail shipments between Mackenzie and Ridley. The involvement of Navcor is subject to the settlement and execution of a formal Transload Operating Agreement.

Next Steps

The LOI provides Cardero Coal with a 9-month period of exclusivity during which time it is anticipated that the definitive lease agreement and operating agreement will be finalized. Over the coming weeks, Navcor and Cardero Coal will move to finalize rail track design and transload layout so that detailed designs can be included in the Feasibility Study for Carbon Creek presently underway. Geotechnical testing for the rail track and civil work is anticipated to be completed in 2013. Completion of the lease arrangements with Conifex is subject to a number of conditions precedent, including completion of satisfactory due diligence by Cardero Coal, the settlement and execution of the definitive lease document, and confirmation by Cardero Coal that it can obtain the required rail service, water lease and other permits and authorizations necessary to construct and operate the Transload Facility.

Barge Transportation

Cardero Coal believes that the transportation of metallurgical coal by barge via Williston Reservoir to the railhead at Mackenzie is an elegant and cost-effective solution. Cardero Coal intends to construct surface facilities and a processing plant in an area north of the planned mine, such that clean coal can be conveyed a short distance to the waiting barge. From there, the coal will be barged 175 kilometres to the Transload Facility at Mackenzie.

Barging has a lower environmental impact than the originally envisioned use of haul trucks, since the hydrocarbon fuel consumption is well below that of road-based solutions utilizing haul trucks. In addition, there are other advantages over traditional trucking, including capital and operating cost reductions as well as improved safety.

Figure 1. Proposed Carbon Creek Coal Export Route

About Conifex Timber Inc.

Conifex is a publicly listed softwood forest products company operating in the Northern Interior region of British Columbia whose primary business is the manufacture of structural grade SPF dimension lumber. Conifex’s lumber products are sold in the United States, Chinese, Canadian and Japanese markets. Upon completion of its bioenergy facility at Mackenzie, British Columbia, Conifex’s business sectors will be expanded to include bioenergy.

About Navcor Inc.

Conifex’s transportation company, Navcor, provides end-to-end transportation management services for customers across the forestry, mining, construction, and oil and gas industries. Their services include strategy, procurement, facility management, and transactional freight execution. As an active shipper, customer, and supplier on a number of projects with CN Rail, Navcor is well suited to assist in the development of the proposed Cardero Coal Transload Facility on Conifex property in Mackenzie, BC.

About Carbon Creek

The Carbon Creek Metallurgical Coal Deposit is the Issuer’s flagship asset. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current reserve of 121 million tonnes, included within a 468 million tonne measured and indicated resource, of ASTM Coal Rank mvB coal. Mineral resources are not mineral reserves and there is no assurance that any of the additional mineral resources that are not already classified as reserves will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Having completed acquisition of the project in June 2011, the Issuer released results of an independent preliminary economic assessment in December 2011, followed by a Prefeasibility Study (“PFS”) in September 2012. The PFS estimates an undiscounted cash flow of $2.2 billion, an NPV8 of $633 million, and an IRR of 24% (all on a post-tax, 75% basis). The Issuer is currently undertaking a bankable feasibility study on the project.

For details with respect to the work done to date and the assumptions underlying the current resource and reserve estimates and prefeasibility study, see the technical report entitled “Technical Report, Prefeasibility Study of the Carbon Creek Coal Property, British Columbia, Canada” dated November 6, 2012 with an effective date of September 20, 2012 and available under the Issuer’s profile at www.sedar.com.

EurGeol Keith Henderson, PGeo, the Issuer’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis of this material change report, and has approved the disclosure herein. Mr. Henderson is not independent of the Issuer, as he is an officer and shareholder.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the discovery and delineation of mineral deposits/resources/reserves, the timing for, and the potential completion of, a bankable feasibility study for the Carbon Creek project, the potential settlement and execution of formal documentation with respect to the lease of land from Conifex and the establishment and operation of a transload facility at Mackenzie, BC, the potential to use barges to carry coal from Carbon Creek to the transload facility, the potential for Cardero Coal to enter into an operating agreement with Navcor, the potential for the making of a production decision to proceed with a mine at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, the potential for any production from the Carbon Creek deposit, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in the prefeasibility study may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.

The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Issuer’s products, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, including to operate a tug and barge on Williston Reservoir and to construct and operate a transload facility, whether at MacKenzie or elsewhere, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies (including the use of a tug/barge to transport coal and the establishment and operation of a transload facility), and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2013 annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988 (the “GSC Paper”).

United States shareholders are cautioned that the requirements and terminology of NI 43-101, the CIM Standards and the GSC Paper differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.

The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk van Alphen, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

March 22, 2013